NO ACT

10
1-12-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE





10010740

March 9, 2010

William E. McDonald
Oppenheimer Wolff & Donnelly LLP
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-9-10

Re: Virtual Radiologic Corporation
Incoming letter dated January 12, 2010

Dear Mr. McDonald:

This is in response to your letters dated January 12, 2010 and February 25, 2010 concerning the shareholder proposal submitted to Virtual Radiologic by Sean O. Casey. We also have received from the proponent two letters dated January 21, 2010 and one letter dated January 27, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Sean O. Casey, MD

FISMA & OMB Memorandum M-07-16

Francis S. Casey

FISMA & OMB Memorandum M-07-16

March 9, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Virtual Radiologic Corporation
Incoming letter dated January 12, 2010

The proposal relates to majority voting.

We are unable to concur in your view that Virtual Radiologic may exclude the proposal under rule 14a-8(c). Based on the facts and arguments presented, we are unable to conclude that Francis S. Casey submitted a proposal on behalf of, under the control of, or as the alter ego of Sean O. Casey. Accordingly, we do not believe that Virtual Radiologic may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

OPPENHEIMER

OPPENHEIMER WOLFF & DONNELLY LLP

Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609
www.Oppenheimer.com

Direct: (612) 607-7507
Main: (612) 607-7000
Fax: (612) 607-7100
E-Mail: WMcDonald@oppenheimer.com

February 25, 2010

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Email: shareholderproposals@sec.gov

Re: Shareholder Proposals Submitted to Virtual Radiologic Corporation by Dr. Sean Casey and Mr. Francis Casey

Ladies and Gentlemen:

On January 12, 2010, we submitted a letter on behalf of Virtual Radiologic Corporation (the "Company") respectfully requesting that the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") concur in the view that both of the stockholder proposals submitted to the Company by Dr. Sean Casey and Mr. Francis Casey (the "Proposals") may properly be excluded from the Company's proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders (collectively, the "2010 Proxy Materials") pursuant to Rule 14a-8(c) of the Securities Exchange Act of 1934, as amended, because they constituted more than one proposal by what is in fact one actual proponent, Dr. Sean Casey.

We also requested that in the event the Staff did not concur with the view that both of the Proposals may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(c), that the Staff concur with the view that the Company may properly omit Mr. Francis Casey's proposal from the 2010 Proxy Materials in accordance with Rule 14a-8(i)(10) because the Company has already substantially implemented such proposal. On January 28, 2010, Mr. Francis Casey formally withdrew his stockholder proposal via an e-mail submitted to the Staff and the Company.

Given that Mr. Francis Casey has now voluntarily withdrawn his proposal, whether the Company may properly exclude such proposal from the 2010 Proxy Materials is a moot point. Therefore, the Company hereby withdraws its request that the Staff consider and concur with the Company's view that Mr. Francis Casey's proposal may be excluded from the 2010 Proxy

Materials under Rule 14a-8(i)(10), as set forth under the heading "Mr. Casey's Proposal May be Omitted Under Rule 14a-8(i)(10) Because the Company has Substantially Implemented the Proposal" in our January 12, 2010 letter. This withdrawal is without prejudice to the Company's argument that it has substantially implemented the substance of the proposal.

The Company does not, however, withdraw the request that the Staff concur in the view that Dr. Sean Casey's proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(c) because he was the actual proponent of more than one proposal, as set forth under the heading "Both of the Proposals May be Omitted Under the One Proposal Limitation of Rule 14a-8(c)" in our January 12, 2010 letter. Despite the withdrawal of Mr. Francis Casey's proposal, the Company continues to believe that Dr. Casey's proposal is excludable from the 2010 Proxy Materials under the "one proposal" limitation under Rule 14a-8(c) for all of the reasons stated in our January 12, 2010 letter, including the fact that Dr. Casey did not sufficiently reduce the number of proposals within the allowed response period.

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. If we can be of any further assistance in this matter, please do not hesitate to call me at (612) 607-7507.

Very truly yours,

OPPENHEIMER WOLFF & DONNELLY LLP



William E. McDonald

cc: Mike Kolar
Vice President, General Counsel and Secretary
Virtual Radiologic Corporation
11995 Singletree Lane, Suite 500
Minneapolis, MN 55344
mike.kolar@vrad.com

Sean Casey, M.D.

FISMA & OMB Memorandum M-07-16

Francis S. Casey

FISMA & OMB Memorandum M-07-16

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, January 28, 2010 3:43 PM
To: shareholderproposals
Cc: wmcdonald@oppenheimer.com; mike.kolar@vrad.com; ***FISMA & OMB Memorandum M-07-16***
Subject: Re: Shareholder Proposals Submitted to Virtual Radiologic Corporation

Francis S. Casey

FISMA & OMB Memorandum M-07-16

January 28, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email: shareholderproposals@sec.gov

Re: Shareholder Proposals Submitted to Virtual Radiologic Corporation by Dr. Sean Casey and Mr. Francis Casey

Ladies and Gentlemen:

This responds to the January 12, 2010 no action request from Virtual Radiologic Corporation.

I, Francis S. Casey, reiterate my independence as a shareholder and my right to submit a shareholder proposal to Virtual Radiologic Corporation. My stock ownership is undisputable. I own more stock in Virtual Radiologic Corporation than most of the Company Officers and Board Members. All stock was purchased with my own money and is held in a broker account in my name. I have had a significant portion of my net worth invested in the Company for the past 5 years and it is important for me to protect this investment as best I can. As the owner of the stock, I am asserting my right to submit a stockholder proposal under Rule 14a-8.

When I submitted my proposal to the Company, I had no idea that it would descend into a complex legal challenge. I am not a lawyer but merely a well intended shareholder. Certainly, this experience with my first shareholder resolution reveals it to be an intimidating and potentially costly process. Is this the way it is supposed to be?

Director / Executive Stock Ownership Guidelines

I am glad to learn that Virtual Radiologic Corporation has instituted director and executive stock ownership guidelines but I am disappointed at how nominal these are (e.g. 2X multiple for CEO). I simply don't understand why the Company General Counsel, Mr. Kolar, couldn't simply call me or at least write to me to inform me of the existence of these new guidelines so that I could withdraw my proposal. This would have saved the Company significant legal dollars and further would have saved the SEC (and myself) significant time. Perhaps Mr. Kolar

didn't want to give me a valid reason to withdraw my proposal so that he could continue to pursue his "alter-ego" conspiracy theory in an attempt to eliminate all shareholder proposals for the 2010 meeting? Or, perhaps knowing that the Company's new stock ownership guidelines are quite weak, Mr. Kolar feared that I would have had time to modify my resolution to specify higher, more meaningful, ownership multiples?

I am nevertheless willing to accept the Company's argument of substantial implementation of my proposal and do hereby notify the Company that I withdraw my shareholder proposal. I do this with some regret that my proposal wasn't more specific on the levels of stock ownership and how the shares totals would be counted.

I feel compelled to point out that Virtual Radiologic's Board has chosen to implement a very weak set of Stock Ownership Guidelines wherein they use a 2X multiple for CEO and a 1X multiple for Senior Executives. A 7-10x multiple for CEO and a 2x multiple for other Senior Executives is used by most other companies. I would also point out that the vast majority of companies do not allow unvested restricted stock to count towards the ownership quotas. Doing so merely encourages the Board to grant itself more "free" restricted stock to meet the quotas. I remind the Board of their fiduciary duty to shareholders. If the Company would like to avoid a more specific proposal from me on this topic next year, they should address these deficiencies and promptly publicize them to the shareholders.

Company's "Alter Ego" Theory

I am deeply offended by the Company's claim that I am a mere "alter-ego" controlled by my son. If the Company lawyers were concerned that I was incapacitated and that my son somehow conspired to send a proposal without my direction, then they merely could have called me to confirm that I was indeed making the proposal myself.

I feel strongly about the issue of Director and Executive Stock Ownership Guidelines as related in my email to the Company dated January 11, 2010. Witnesses can attest to the fact that I have complained about the relative lack of Director and Executive stock ownership in Virtual Radiologic stock for at least 2 years. The Company "alter-ego" argument is absurd since the Company has a long-standing record of treating me as an individual shareholder in all prior matters. As my son points out in his email to the SEC on January 21, 2010, the company voting records will show that in last year's Virtual Radiologic shareholder voting, I did indeed vote differently from my son and in favor of all 3 management sponsored director candidates. This is hardly the behavior of a mere "alter-ego".

Mr. McDonald seems to believe that he has proof that my son and I conspired to evade the SEC's "one proposal" rule. Mr. McDonald's letter makes it seem that the mere possibility of communication with my son about constructive shareholder matters, such as corporate governance, is somehow proof of a conspiracy to circumvent SEC regulations. It seems to me that it would be hard to conspire to purposely evade a rule if one's reading of that regulation gives no indication that one is violating it.

I followed the Company's and the SEC's rules as carefully as I could. I certainly appreciated the shareholder friendly Q&A format of SEC Rule 14a-8. Nowhere, in it did I read that I could be considered ineligible for submission of a stockholder proposal on the basis of potential communication with a family relative. Nowhere, did I read that I couldn't share an envelope for my proposal or else I would be transformed into a "conspiring alter-ego" without shareholder rights. Quite to the contrary, rule 14a-8 allows me to seek assistance in the proposal process. For example, it is well established under 14a-8(h) that shareholders can delegate work such as the presentation of their proposals at annual meetings.

Given the above, I find it disturbing that Virtual Radiologic Corporation wants to exclude my proposal and my son's (Dr. Sean Casey) separate proposal because they believe that I may have had help with my proposal. At the same time, Virtual Radiologic Corp. can hire an expensive outside law firm, Oppenheimer Wolff & Donnelly in an attempt to exclude shareholder input during a time of deep recession and company layoffs.

Conclusion

In conclusion, I am withdrawing my shareholder proposal for the reason stated above.

The Company's "alter-ego argument" is quite troubling. While it may no longer be relevant to the 2010 shareholder meeting (since there is now only 1 remaining shareholder proponent and proposal), I would still like to better understand how I can avoid these false accusations and legal complications in the future. Since I have a number of relatives who are long-time shareholders of the Company, I need to know how I can possibly submit a future shareholder proposal without having it placed in jeopardy by bogus Company "alter-ego" claims. In other words, when I submit a future proposal, I may not know if a relative is independently submitting his or her own proposal. How then can I, as a legitimate shareholder, exercise my right to correctly submit a 14a-8 proposal without having it blocked by the Company?

Finally, the Company shouldn't be allowed to have it both ways: they claim that my proposal is ineligible under Rule 14a-8(i)(10) due to it already being substantially implemented yet they simultaneously claim that my son, Dr. Sean Casey is trying to submitted 2 proposals for the Proxy (one of them being my now withdrawn proposal on director / executive stock ownership guidelines). Since I submitted and now have withdrawn my proposal, how can it make any sense for the Company to be accusing my son, Dr. Sean Casey, of submitting more than one proposal for the Proxy?

There was never more than one proposal per shareholder and now, it is even clearer: there remains just one proposal from one stockholder for the 2010 proxy and shareholder meeting.

Sincerely,

Francis S. Casey
Shareholder of Virtual Radiologic Corporation

CC:
Sean Casey ***FISMA & OMB Memorandum M-07-16***
Diana Casey ***FISMA & OMB Memorandum M-07-16***
William McDonald wmcdonald@oppenheimer.com
Mike Kolar mike.kolar@vrad.com

January 27, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email: shareholderproposals@sec.gov

#3 Virtual Radiologic Corporation (VRC) – Rule 14a-8 Proposal: Regarding company objection to respective proponents of shareholder proposals

Shareholder Position
Sean Casey, MD: Proponent of Majority Vote Proposal

Francis Casey: Proponent of Director / Senior Executive Stock Ownership Guidelines

Ladies and Gentlemen:

This is the third response to the company January 12, 2010 no action request regarding the company objection to the respective proponents of shareholder proposals. Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008), I am submitting this letter via email at shareholderproposals@sec.gov.

Mr. McDonald makes a number of far reaching inferences in his attempt to prove his alter-ego theory, i.e. that Dr. Sean Casey controlled Mr. Francis Casey in the submission process of his shareholder proposal. The weakness of these arguments is addressed below.

Timing of Proponent Correspondences

It is truly reaching for Mr. McDonald to claim that the same day arrivals on January 11, 2010 of the three proponent responses to the Company's single correspondence are evidence of a coordinated effort to evade the one proposal limitation of Rule 14a-8(C). Consider that, if Dr. Casey files his taxes yearly on April 15th on the same day as Mr. Casey, it is silly to conclude that this is proof of a "coordinated effort" between the two taxpayers. It is merely evidence that many people tend to defer the submission of paperwork until its deadline. Similarly, the emailing of separate proponent responses at different times on the same day (if not merely a coincidence) is far more likely to be evidence that the proponents had to submit their responses by the Company's same 14 day response deadline, i.e. January 11, 2010.

Tone, Style, Format and Text of Proponent Proposals and Correspondences

Mr. McDonald claims that any similarity of tone, style, format and text between the proponents' proposals and correspondences must be concluded as proof of a single author, i.e. one true proponent controlling an alter-ego puppet false proponent. This is a silly argument for the 21st century. In this era of high speed internet and Google searches, prior shareholder proposals and SEC No-Action Request Cases are readily available online and can be used by an inexperienced proponent seeking examples of proper tone, style, format and text. It should not be surprising that certain proposals or text in cover letters of proposals are similar or even, in part, identical in nature. This doesn't conclusively prove that the authors of separate proposals are the same individual. For example, Mr. McDonald of Oppenheimer (on page 7 in his no-action letter to the SEC) uses the exact text contained in an unsuccessful Gibson Dunn no-action letter sent to the SEC on behalf of Bristol-Meyers Squibb dated 12/24/2008. Despite this, one cannot reasonably conclude that therefore Mr. McDonald didn't really write his letter and he is only an "alter-ego" for Gibson Dunn. I imagine that Mr. McDonald would quickly dismiss such an "alter-ego" argument if applied to his own letter and further imagine that he fully intends to bill the Company for his legal work, even though some of the text and format appears lifted word for word from other sources.

Despite Mr. McDonald's claims, a side-by-side comparison of Dr. Sean Casey's proposal with Mr. Francis Casey's proposal will show that they are not "nearly identical in appearance, style and format". Among the many differences:

- Note that Dr. Casey's proposal uses first person singular, "I", while Mr. Casey's proposal uses first person plural, "we".
- Note Mr. Casey's use of "whereas", "therefore, be it resolved" etc. These are not present in Dr. Casey's proposal.

Furthermore, it is noted that both Dr. Casey's and Mr. Casey's proposals have separately more in common in appearance, style and format with other numerous shareholder proposals found on the internet than they have in common with each other.

Despite Mr. McDonald's claims to the contrary, a side-by-side comparison of the January 11, 2010 response emails from Dr. Casey and Mr. Casey to the Company shows that they do not "bear striking similarities in tone and approach". Dr. Casey's email is directed to CEO, Mr. Rob Kill. Mr. Casey's is directed to Mr. Michael Kolar, General Counsel. The styles, tones, and fonts of these letters are quite different. The only similarity that seems to exist in the proponent response emails is that all 3 proponents do not accept the Company accusation of being part of an alter-ego scheme to evade SEC regulations. It should come as no surprise that the "tone" of shareholders being denied their rights is not a cheerful one!

In footnote 1 of his letter, Mr. McDonald makes an unfounded claim that the Trust's Proposal was "substantially similar" to a request made by Dr. Casey in his 3-23-09 email, yet he fails to provide a copy of the Trust's Proposal as an exhibit for legal inspection. Until such exhibit is provided for a side-by-side inspection, Mr. McDonald's claims regarding that Proposal must be disallowed.

3-23-09 Corporate Governance Email by Virtual Radiologic Chairman, Dr. Sean Casey

Dr. Sean Casey's confidential letter to the Chair of the Corporate Governance Committee, Brian Sullivan, included a long list of best practices in Corporate Governance. Despite Mr. McDonald's claims, neither stockholder proposal can be concluded to be taken from that letter.

Dr. Casey's shareholder proposal uses language found over and over again in previously successful shareholder Majority Vote proposals for other companies. Numerous examples of word-for-word identical Majority Vote proposals are found on the internet. Here are just a few:

http://www.comptroller.nyc.gov/press/pdfs/pr07-03-029-Majority-Vote-basic-lear.pdf

http://google.brand.edgar-online.com/EFX_dll/EDGARpro.dll?FetchFilingHtmlSection1?SectionID=6540983-262515-276535&SessionID=enPWWSrD8APn4P7

Therefore, Mr. McDonald's claim that Dr. Casey's stockholder proposal must derive from the text of the 3-23-2009 letter represents flawed logic. Instead, one can easily conclude that Dr. Casey searched the internet for appropriate examples of successful majority vote proposals when he was constructing his shareholder proposal and his 3-23-2009 board letter.

Despite Mr. McDonald's claims of "almost identical", a side-by-side comparison of Mr. Francis Casey's proposal with Dr. Casey's 3-23-2009 letter will show very different wording and additional non-overlapping components. The only resemblance between Mr. Francis Casey's proposal and an item in Dr. Casey's 3-23-2009 letter is that of the shared topic of Director / Executive Stock Ownership guidelines. This can easily explained in a couple of ways. It could be coincidence or it could be that Dr. Casey specifically included the concept in his list to address pre-existing complaints by shareholders, including his father (Mr. Casey), regarding the lack of director and executive stock ownership in the company. The small amount of overlap of concept or structure between Mr. Casey's proposal and Dr. Casey's letter is easily explained by an internet search on the topic of Director / Executive Stock Ownership Guidelines. Here are just a few examples of existing company guidelines that may have separately contributed to the structure and wording of either document:

http://bridgesfund.com/media/Bridges_Proxy_Voting_Policy.pdf

http://www.cohenandsteers.com/proxyvoting.asp

http://www.cummins.com/cmiweb/attachments/public/Global%20Citizenship/Cummins%202009%20proxy%20statement.pdf

The Control Standard

The Staffs application of the "control" standard is well founded in principles of agency. As set forth in the Restatement of Agency:

> *The relation of agency is created as the result of conduct by two parties manifesting that one of them is willing for the other to act for him subject to his control, and that the other consents so to act. The principal must in some manner indicate that the agent is to act for him, and the agent must act or agree to act on the principal's behalf and subject to his control. Agency is a legal concept which depends upon the existence of required factual elements: the manifestation by the principal that the agent shall act for him, the agent's acceptance of the undertaking and the understanding of the parties that the principal is to be in control of the undertaking. Restatement (Second) of Agency § I (1958).*

This control standard is not met in our case since neither of the two proponents has demonstrated or declared an agency / control relationship as occurred in *TPI Enterprises, Inc. (July 15, 1987), Peregrine Pharmaceuticals, Inc.(July 28, 2006) or Banc One Corp (Feb 2, 1993).* Specifically, in our case, there is no factual evidence that the accused principal (i.e. "true proponent"), Dr. Sean Casey, has indicated that the accused agent (i.e. "alter-ego", "nominal proponent"), Mr. Francis Casey, is to act for him.

In our case, the facts support other possibilities:

1. Both Dr. Casey and Mr. Casey may have acted independently, maintaining control of their submissions.
2. Dr. Casey may have served as an agent for Mr. Casey in his submission. For example, we do know that Dr. Casey mailed Mr. Casey's proposal for him. According to the definition of the Control Standard above, the facts in this case could be argued to support that Dr. Casey was merely an agent while Mr. Casey was the principal, i.e. the true proponent controlling the submission of his proposal.

Since the above two possibilities are supported by the evidence in this case, Mr. Casey has to be viewed as the true proponent of his proposal and we again return to the fact that we have 2 shareholder proposals and 2 proponents in compliance with 14a-8(c).

Stock Ownership

Both shareholders, Dr. Sean Casey and Mr. Francis Casey, are separate individual shareholders qualified to submit proposals.

Under traditional securities law analysis for beneficial ownership of securities, Rule 13d-3(a) of the Securities and Exchange Act of 1934 (the "Exchange Act") provides that a beneficial owner includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or other has or shares:

1. Voting power which includes the power to vote, or to direct the voting of, such security; and/or

2. Investment power which includes the power to dispose, or to direct the disposition of, such security.

It is clear that Dr. Sean Casey does not have the voting power for Mr. Francis Casey's stock (see my #2 letter regarding Company voting records). Furthermore, Dr. Casey does not have the power of disposition of Mr. Francis Casey's stock. Therefore, Dr. Sean Casey has no beneficial ownership in Mr. Francis Casey's Virtual Radiologic Corporation stock.

Implications of Withdrawal of Diana Casey's Proposal

Dr. Casey's wife, Diana Casey, removed her proposal within the Company's mandated 14-day remedy period, upon learning that it might be ineligible as a result of Dr. Casey's indirect ownership in the Trust shares. Despite Mr. McDonald's claims, this is not proof of anything other than her desire to comply with SEC regulations, as she understands them.

Conclusion

It is the Company's burden to prove that Mr. Francis Casey is not a proponent of his own proposal and that Dr. Sean Casey is attempting to violate 14a-8 by submitting more than one proposal. All evidence in this case confirms that the proponents have individually done their best to comply with the one proposal limitation: each submitting 1 proposal only. Even if viewed collectively, the proponents originally submitted 3 proposals for 3 shareholders and now 2 proposals for 2 shareholders.

For the reasons stated in my prior letters and above, Mr. McDonald and the Company have not made the case adequately that the SEC staff should second-guess the motives of these proponents.

Sincerely,
Sean Casey, MD
Shareholder, Former CEO & Chairman of Virtual Radiologic Corporation

FISMA & OMB Memorandum M-07-16

Cc:
William McDonald WMcDonald@oppenheimer.com
Mike Kolar Mike.Kolar@vrad.com
Francis S. Casey ***FISMA & OMB Memorandum M-07-16***
Diana Casey ***FISMA & OMB Memorandum M-07-16***

From: Sean Casey ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, January 21, 2010 2:45 PM
To: shareholderproposals
Cc: Michael Kolar; WMcDonald@oppenheimer.com; Frank Casey; Diana Casey; Sean Casey
Subject: #1 Virtual Radiologic Corporation (VRC) Rule 14a-8 Proposal: Regarding company objection to respective proponents of shareholder proposals

January 21, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email: shareholderproposals@sec.gov

#1 Virtual Radiologic Corporation (VRC) – Rule 14a-8 Proposal: Regarding company objection to respective proponents of shareholder proposals

Shareholder Position
Sean Casey, MD: Proponent of Majority Vote Proposal

Francis Casey: Proponent of Director / Senior Executive Stock Ownership Guidelines

Ladies and Gentlemen:

This is the first response to Virtual Radiologic Corporation's January 12, 2010 no action request regarding the Company objection to the respective proponents of shareholder proposals. Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008), I am submitting this letter via email at shareholderproposals@sec.gov. If possible please acknowledge receipt of this email and please contact me if the SEC also requires hard copy correspondence.

Sean Casey's Proposal

I, Dr. Sean Casey, the proponent, am a Company founder, its former Chairman & CEO and a major shareholder (about 26%). I am attempting to submit a commonly encountered shareholder proposal on Majority Voting. This type of proposal typically receives significant voting support from investors and since I intend to vote my shares in favor of it, it has a very high likelihood of passage. This is my first time submitting a shareholder proposal and I thought that it would be a simple and straightforward process. Nevertheless, here we are in the midst of a complex legal debate on whether or not my father, Mr. Francis Casey, is essentially a puppet and I his puppet master! I am truly amazed by the depths (and expense) to which the Company and it's representative Mr. McDonald seem to be willing to go to in order to block my proposal.

The Company letter argues that my father is my mere "alter ego". Mr. McDonald goes on to concoct a conspiracy by me and the other proponents to "evade" the SEC rules, i.e. the one proposal limit per shareholder. Mr. McDonald, who is not new to writing unsuccessful Rule 14a-8 letters, confidently claims to give conclusive evidence that I am the proponent of all 3 proposals and that the other 2 proponents acted under my control. My responses will show that his

purported evidence falls far short of meeting the Company's burden of proof for the legal concepts of "control", "alter-ego" and attempted "evasion" of Rule 14a-8(c).

As a non-attorney trying to comply with SEC Rule 14a-8(c), I read the following from Q&A Item #3 in the Rule: *How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.* I have at all times complied with this Rule and the evidence indicates that the other shareholder proponents have also complied.

Review of all the evidence will show that at no time was there more than one proposal per proponent. I submitted my own single proposal. My father, Frank Casey, submitted his own single proposal. In total, all submissions of the individual proponents amounted to 3 proposals from 3 shareholders. One of these proposals was later withdrawn by my wife (who, as Trustee, represents a shareholder: The Sean Casey & Diana Casey Trust) within the 14-day remedy period, after she learned from the Company that due to my indirect beneficial ownership of the Trust's shares, her proposal could be ineligible (by virtue of a legal interpretation of Rule 14a-8(c) which is not included in the Q&A format of the Rule itself). This withdrawal is further proof of best efforts at compliance with Rule 14a-8(c) (and not in any way evidence of an attempt to evade it). Currently, there are 2 proposals from 2 shareholders. The Company now writes that my father's proposal is already substantially implemented by the Board of Directors and is arguing that it should therefore be excluded. If my father's proposal is withdrawn (his decision) or if it is excluded by Staff (your decision), we are then left with 1 proposal for 1 shareholder (me). Since the numbers above do not show more proposals than shareholders, the Company has provided no proof that I was trying to evade SEC 14a-8c (The "One Proposal" rule).

Francis Casey's Proposal

I anticipate that my father will be writing separately to state his own case but since the Company is using his proposal and their legal theory of alter-ego in an attempt to block my own proposal, I feel compelled to address various points regarding my father's proposal and shareholder status. This in no way should be viewed as me communicating on his behalf but rather should be viewed as an argument to show that my father's proposal is a separate proposal from mine and should not be used to make my proposal ineligible for the proxy.

My father's proposal on director & executive ownership guidelines seeks to address an issue that he has long been concerned about. While I served as Virtual Radiologic's CEO and Chairman, I made substantial open market purchases of VRAD stock. After seeing those Form 4 filings and other SEC filings, my father asked me on several occasions: why didn't other Company directors and executives purchase or own any VRAD stock? Since my father complained on this topic to me several times from about mid 2008 up to recently, it is no surprise to me that he would propose that some form of executive and director ownership guidelines be put before the shareholders for a vote.

It is clear that my father ***FISMA & OMB Memorandum M-07-16*** emailed his proposal separately from mine ***FISMA & OMB Memorandum M-07-16*** If my father and I became aware that the other was independently submitting a shareholder proposal (and he lives just a few miles away), it would be merely practical to send the hard copy proposals together in the same FedEx envelope. The sharing of a FedEx envelope neither proves that my father has relinquished his freedom in the submission process, nor does it prove an attempt to evade Rule 14a-8(c). The sharing of a FedEx envelope cannot change the fact that my father is a motivated proponent and an eligible shareholder with a right to submit a proposal.

Various Company (and predecessor Company) records dating back to approximately 2004 / 2005 will show that the Company has always treated my father as a separate legal individual shareholder . After the Company IPO, with Company approval, my father separately had his stock certificates transferred to his own broker. If my father is merely my "alter-ego" then how is it that corporate voting records from the 2009 shareholder meeting will show that I voted

differently from him in the election of company directors? I voted against 2 of the 3 director nominees: Mark Jennings and David Schlotterbeck. I have learned from my father that he voted differently in that election, i.e. in favor of the Company's director nominees (either directly or by granting voting proxy to management). It is relevant to note that the Company and its General Counsel, Mike Kolar, accepted my father's shareholder voting, less than 1 year ago, as legitimate when it worked to the Company's favor. Now, according to the Company, he is claimed to be a mere "alter ego".

As further evidence of my father's independence as an individual shareholder, I would point out that, to my understanding, I do not have an SEC filing obligation for his shares in my Form 4 and 13G filings. Furthermore, to my knowledge, my father doesn't presently have any SEC filing obligations on transactions that he makes in VRAD stock. Clearly, in legal individual stock transactions, the SEC does not view my father as an "alter-ego" for me, but rather treats him as a separate individual. One would think that the same standard would apply for the shareholder proposal process.

Regulation 14a-8, in its shareholder friendly Q&A format, nowhere states that family-related shareholders are ineligible to be considered as separate shareholders. The Regulation, itself, does not address the "One Proposal" Rule in the setting of beneficial indirect ownership between spouses. The regulation also does not explicitly impose an obligation of strict confidentiality regarding the fact that one is submitting or is considering the submitting a proposal. The regulation does not prevent a submitting shareholder from getting assistance so that they can comply with SEC regulations and company submission procedural requirements. To claim that a shareholder is proven to be a mere alter-ego because there is a possibility that assistance may have been received in preparation of that shareholder's proposal just doesn't make sense. A simple analogy would be a citizen filling their tax return. If Mr. McDonald receives some help in preparing his tax return and then reviews it for accuracy and signs it, whose tax return is it?

The one proposal rule appears to have been written to prevent **abuses** of excessive proposals. I don't believe that rule was ever intended to be used as a means to block any and all shareholder proposals such as the Company is attempting to do here. Furthermore, I don't believe that Rule 14a-8(c) was intended to block a single proposal from a major shareholder as the Company is attempting here.

If the SEC were to agree with Mr. McDonald's concept that I control "alter egos" who have no personal commitment to the issues being raised with the company, this can become slippery slope for the SEC that requires the staff to read the motives and minds of proponents as to whether they exercised their free will or whether they were coerced, an unreasonable demand on the staff.

The apparent true goal of the Company is to eliminate all shareholder proposals from the 2010 Proxy. This is made clear by its hedging strategy: Mr. McDonald realizes that his alter-ego argument is weak, so he asks that if the Staff does not concur with the Company in regard to 14a-8(c), he requests disqualification of my father's proposal on separate grounds, 14a-8(i)(10). Why wouldn't he instead just pursue the stronger 14a-8(i)(10) no-action request alone in order to keep the process simple and efficient? He could have simply stated that he believed that the Company had already implemented my father's proposal. Thus, if my father's proposal were removed (i.e. by your concurrence or my father's withdrawal), there would no need for the Staff to spend its precious time on a long-winded alter-ego debate. Simply stated, there would then only be one proposal and one shareholder, the Majority Vote proposal by Dr. Sean Casey.

Additional responses to this no action request will be forwarded.

Sincerely,

Sean Casey, MD

Sean Casey, MD

FISMA & OMB Memorandum M-07-16

Cc:

William McDonald	WMcDonald@oppenheimer.com
Mike Kolar	Mike.Kolar@vrad.com
Francis S. Casey	***FISMA & OMB Memorandum M-07-16***
Diana Casey	***FISMA & OMB Memorandum M-07-16***

January 21, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Email: shareholderproposals@sec.gov

#2 Virtual Radiologic Corporation (VRC) – Rule 14a-8 Proposal: Regarding company objection to respective proponents of shareholder proposals

Shareholder Position
Sean Casey, MD: Proponent of Majority Vote Proposal

Francis Casey: Proponent of Director / Senior Executive Stock Ownership Guidelines

Ladies and Gentlemen:

This is the second response to the company January 12, 2010 no action request regarding the company objection to the respective proponents of shareholder proposals. Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008), I am submitting this letter via email at shareholderproposals@sec.gov.

I understand from Rule 14a-8(g) that it is the company's burden to persuade the Commission or its staff that it is entitled to exclude my proposal. I believe that the burden of proof is on the Company to show that:

1) Mr. Casey is an "alter-ego" for Dr. Casey because Mr. Casey was controlled by Dr. Casey in the shareholder proposal submission process and has no personal commitment to the issue being proposed to the Company.

2) Dr. Casey attempted to evade SEC Rule 14a-8 regulations by virtue of Mr. Casey's submission.

The Company has not achieved the burden of proof on either of the 2 points above. They merely give some readily disputable circumstantial evidence strung together by their theories.

Shareholder Precedents

The following precedents appear more recent, more relevant and more numerous than those claimed by Mr. McDonald (who omits all of these unsuccessful no action request precedents that relate to alter-ego arguments). Mr. McDonald's argument is that his piling-up of old distantly related purported precedents should win out over 2009

precedents that are on-point. Mr. McDonald's no action request also seems to be unoriginal and borrowed from other sources.

Wyeth (available January 30, 2009) The Staff was unable to concur that the company could exclude two proposals from a father (William Steiner) and a son (Kenneth Steiner) on the basis of an alter-ego argument that they acted as a group with or were under the control of a third party, Mr. Chevedden, who the Company believed was not a shareholder of Wyeth. The father and son's proposals were faxed from the same telephone number and emailed from the same email address. The Company claimed that the cover letters were virtually identical and that the proposals were similar in style and format. Additionally, the Company referenced the Mr. Chevedden's record of prior shareholder activism with numerous shareholder proposals directed to other companies and claimed this somehow "demonstrates that he is the true proponent of the Proposals". This is similar to the claims that Mr. McDonald makes about Dr. Casey: that his prior efforts at Corporate Governance reform (i.e. his 3/23/2009 letter to Virtual Radiologic board) somehow prove that he must be the true proponent of his father's proposal. In this recent precedent, Wyeth was unable to prove that a father and son (who openly used the same third party assistance of Mr. Chevedden) satisfied the alter-ego and control standards. It is interesting to note that Wyeth used the same older purported precedents, (as Mr. McDonald uses) TPI Enterprises and Peregrine Pharmaceuticals, in their unsuccessful request.

In Bristol-Meyers Squibb Company (available February 19, 2009), The Staff was unable to concur that the company could exclude two proposals on the basis of an alter-ego argument. The legal firm Gibson Dunn made an alter-ego argument that in many ways resembles the arguments made by Mr. McDonald of Oppenheimer on behalf of Virtual Radiologic, even to the extent that one might conclude that Mr. McDonald copied significant amounts of his own letter's text word for word from portions of the Gibson Dunn letter or another prior letter. Of course, Mr. McDonald conveniently leaves out this Bristol-Meyers Squibb precedent from his claimed precedents since it is a more recent and an unsuccessful no-action request that greatly undermines his case. In the Gibson Dunn letter, the Bristol-Meyers Squibb argument is made that the two shareholder proponents were alter egos of a third party, Mr. Chevedden, who was not even apparently a shareholder. Many of the same precedents were claimed in this Gibson Dunn letter as used by Mr. McDonald in his own letter. Gibson Dunn argued that the 2 proposals were mailed from Mr. Chevedden's single email address, that the cover letters were virtually identical and that the Nominal Proponents did not individually communicate with the Company Secretary on the Proposals other than through Mr. Chevedden. These extensive arguments, including undisputed evidence of the proponents granting power of communication to Mr. Chevedden (a prominent feature that is not present in Mr. McDonald's case) failed to convince the Staff to concur with the exclusion of the 2 proposals.

The Boeing Company (available February 18, 2009), The Staff was unable to concur that the company could exclude three proposals on the basis of an alter-ego argument. Two of

the proponents were believed by Boeing to be of familial relation: John Chevedden and Ray T. Chevedden. All of the Proposals were claimed by the company to be "virtually identical in format, font and style".

Blockbuster Inc. (available March 12, 2007) Staff was unable to concur with the company argument that rule 14a-8(c) allowed them to exclude 2 proposals, submitted on identical letterhead and signed by the same person. The proposals were sent by the same individual on behalf of 2 stockholders: the board of trustees of the New York City Employee's Retirement System, and the boards of trustees of each of the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System. The single individual who submitted the proposals was the custodian for each Stockholder and a trustee of each Stockholder (except for the New York City Board of Education Retirement System).

Pfizer Inc. (available February 19, 2009) Staff was unable to concur with alter-ego argument. This is notable for the company attempting to use similar arguments as Mr. McDonald to claim establishment of control and alter-ego: each of the Proposals were emailed from the same email address and used essentially same cover letters etc.

Citigroup Inc. (available February 5, 2009), The Staff was unable to concur that the company could exclude two proposals on the basis of an alter-ego argument.

Sempra Energy (available February 29, 2000) Sempra failed to obtain concurrence from the Staff under similar circumstances.

Alcoa Inc (available February 19, 2009) Company failed to eliminate a proposal based on a "nominal proponent" / alter-ego argument.

JPMorgan Chase & Co. (available March 6, 2009) Staff was unable to concur with alter-ego argument.

Avondale Industries, Inc. (available February 28, 1995) company allegation:
"On December 6, 1994, Mr. Thomas Kitchen, Secretary of the Company received by hand delivery five identical cover letters, each dated December 5, 1994, from Messrs. Preston Jack, Steve Rodriguez, Donald Mounsey, Roger Mcgee, Sr. and Angus Fountain, in which each announced his intent to present a shareholder proposal (for a total of five proposals), accompanied by a supporting statement, to a vote of the Company's shareholders at the Company's 1995 Annual Meeting. All five letters were enclosed in a single envelope bearing the return address of Robein, Urann & Lurye, legal counsel for the Union. It is the Company's contention that the five proposals are being submitted by the Union through these five nominal proponents and therefore exceed the one proposal limit of Rule 14a-8."

Staff Response Letter:
"The Division is unable to concur in your view that the proposals may be omitted in reliance on Rule 14a-8(a) (4). In the staff's view, taking into account Mr. Edward

Durkin's letter of February 6, 1995, the Company has not met its burden of establishing that the proponents are the alter ego of the union. Accordingly, we do not believe that Rule 14a-8(a) (4) may be relied on as a basis for omitting the proposal from the Company's proxy materials."

RJR Nabisco Holdings Corp. (available December 29, 1995) The Staff was unable to concur with an alter-ego argument involving 3 proposals. RJR Nabisco Holdings did not meet its burden to establish that proponents of separate proposals were under the control of a third party or of each other.

The company representative, Mr. McDonald, failed to take its opportunity to explain any reason as to why it would object to any of the above precedents, especially the most recent ones. Surely, with the resources of Company funding and a large established law firm such as Oppenheimer, they must have been aware of some or even all of these precedents, especially the 2009 ones. Thus any Company representative attempt now to address these precedents arguably should be treated with prejudice.

The company is essentially re-running the Wyeth, The Boeing Company and Bristol-Meyers Squibb Company type objections with nothing new and nothing pointed out as potentially overlooked by Staff in 2009.

Most relevantly, two of the above precedents demonstrate cases wherein adult family-related shareholders have been accepted as qualified under 14a-8(c) to be proponents of their rule 14a-8 proposals.

Company's Claimed Precedents

As for the much older purported precedents used by Mr. McDonald on behalf of the Company, I would point out the following key differences from the facts of our current situation:

TPI Enterprises, Inc. (available July 15, 1987). Key differences from the current circumstances are as follows: A. In the 1987 case, a single individual communicated directly with TPI regarding all the proposals. In our current situation with Virtual Radiologic, the proponents have made all communications to the Company individually as separate shareholders. These shareholders do not share a common agent in their communications nor do they exhibit evidence of relinquishing control of their communications to another proponent. B. In the 1987 case, the proposals were all sent on the same day. In our current situation, the proposals were sent by email at different times and from different email addresses. The proponents have handled their own communications with the company with the single exception of sharing the Fed-Ex delivery service to fulfill the requirement of paper copy delivery to the company. There may be additional even more compelling differences but due to the age of the TPI case, I am at present unable to locate the original file in its entirety online.

Peregrine Pharmaceuticals Inc. (available July 28, 2006). Although this case involved 2 proposals from a father and son, it is significantly different from our current circumstances since the father clearly had control over the son's shares because the father served as a custodian of an account (Under Pennsylvania Uniform Transfer to Minors Act) over which he had control at the time of proposal submissions. When notified of the control issue under the "One Proposal" rule, the father then transferred the shares into an account in only his son's name and the company argued that this transfer by the father further established that he did indeed have control over the shares. The son did not have control of his shares at the time of proposal submission. In our Virtual Radiologic case, Dr. Casey has never had any control over Mr. Casey's shares during this process and certainly would have no legal authority to transfer them into another account as occurred in Peregrine.

Banc One Corp. (available February 2, 1993), the Staff concurred in the exclusion of three shareowner proposals under the predecessor to Rule 14a-8(c), because although the proposals were submitted by three different proponents, it was clear that two of the proponents were only nominal proponents for the original proponent. The company based its argument on the fact that the original proponent stated in a letter to the company that he had "arranged for other qualified shareholders to serve as proponents of three shareholder proposals which we intend to lay before the 1993 Annual Meeting." In the same letter, the proponent named one of the nominal proponents and indicated that he was still finalizing the text of the proposal of one of these nominal proponents. There are critical differences between this 1993 Banc One case and our current Virtual Radiologic case. In Banc One, there was clear and direct evidence (based on the proponent's own admission) that a single proponent was constructing the proposals, arranging for other shareholders to serve as nominal proponents and controlling the process. In our current case, Mr. McDonald only proposes a non-provable theory that the Company believes I am controlling the submissions even though all communications from each of the proponents continue to insist that these are their own proposals. Control was established in the Banc One case but is clearly not proven by the weak purely circumstantial evidence in the current case against direct communications wherein the Proponents, Mr. Casey and Dr. Casey, reiterated ownership of their respective proposals. There may be additional even more compelling differences but due to the age of this Banc One Corp case, I am presently unable to locate the original file in its entirety online.

Mr. McDonald quotes from Jefferson-Pilot Corporation (available March 12, 1992) "The one-proposal limitation applies in those instances where a person attempts to evade the one-proposal limitation". Mr. McDonald has no proof of any attempt by Dr. Casey to evade the one proposal limitation. Dr. Casey sharing the same delivery envelope with Mr. Casey, who is his father (and lives nearby), would hardly seem to represent an attempt to evade SEC regulations. Placing two proposals from 2 legally separate shareholders into the same envelope doesn't prove an attempt at evasion of the one-proposal limitation and it doesn't prove that one shareholder controls the other. All that one could confidently infer is that there was a desire on the part of one or both of the shareholders for the cost savings or convenience of sharing the FedEx service for their hard copy delivery

obligation (Note that they did not share email addresses for their real time submissions). This sharing of the FedEx envelope would be similar to two out of state shareholders using the same representative to present their two separate proposals at an annual shareholder meeting. Use of a qualified representative to present a proposal at the stockholder meeting is permitted under rule 14a-8h(1). Requiring the use of two separate representatives at a distant meeting or two separate Fed Ex deliveries would be imposing needless extra non-reimbursable expenses on well-intended shareholders.

The Company has not provided any purported precedent whereby competent adult family-related shareholders, with undisputed separate stock ownerships (i.e. no beneficial ownership in the shares of the other), engaging in separate company communications, have had their rule 14a-8 proposals determined as not qualified on the basis of rule 14a-8(c). On the other hand, Dr. Casey has provided numerous recent examples of shareholders, who were family-related or who shared resources for some aspects of the submission process (i.e. same envelope, cover letter etc), who were determined by SEC staff as qualified proponents under rule 14a-8(c).

For these reasons it is requested that the staff find that Dr. Casey's resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity. It is noted that the Company's attorney is seeking to confer with Staff prior to issuance of its response. In the interest of fairness and full disclosure, I respectfully request that any such conferring be done in writing with copies concurrently made available to me as provided in Rule 14a-8(J)(K).

Additional responses to this no action request will be forwarded.

Sincerely,

Sean Casey, MD

FISMA & OMB Memorandum M-07-16

Cc:

William McDonald	WMcDonald@oppenheimer.com
Mike Kolar	Mike.Kolar@vrad.com
Francis S. Casey	***FISMA & OMB Memorandum M-07-16***
Diana Casey	***FISMA & OMB Memorandum M-07-16***

OPPENHEIMER

OPPENHEIMER WOLFF & DONNELLY LLP

Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609
www.Oppenheimer.com

Direct: (612) 607-7507
Main: (612) 607-7000
Fax: (612) 607-7100
E-Mail: WMcDonald@oppenheimer.com

Securities Exchange Act of 1934, Section 14(a); Rule 14a-8

January 12, 2010

VIA E-MAIL AND FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Email: shareholderproposals@sec.gov

Re: Shareholder Proposals Submitted to Virtual Radiologic Corporation by Dr. Sean Casey and Mr. Francis Casey

Ladies and Gentlemen:

On December 14, 2009, Virtual Radiologic Corporation, a Delaware corporation (the "Company"), received letters from each of (1) Dr. Sean Casey, (2) Mrs. Diana Casey, as trustee of The Sean Casey & Diana Casey Trust (the "Trust"), and (3) Mr. Francis Casey, submitting shareholder proposals for inclusion in the Company's proxy statement and form of proxy for its 2010 Annual Meeting of Stockholders (collectively, the "2010 Proxy Materials"). Mrs. Casey has subsequently formally withdrawn the shareholder proposal submitted on behalf of the Trust (the "Trust's Proposal").

A copy of the proposals submitted by Dr. Casey and Mr. Casey (collectively, the "Proponents") is attached hereto as Exhibit A (the "Proposals").

Dr. Sean Casey's proposal requests that the Company initiate the appropriate process to adopt a majority vote standard for director elections ("Dr. Casey's Proposal") and Mr. Francis Casey's proposal requests that the Company implement formal stock ownership and holding guidelines for directors and senior executive officers ("Mr. Casey's Proposal").

This letter is to inform you that the Company intends to omit from its 2010 Proxy Materials both of the Proposals.

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, we have on behalf of the Company:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission;
- enclosed six copies of this letter and its attachments; and
- concurrently sent copies of this correspondence to the Proponents.

Pursuant to Rule 14a-8(j) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we have submitted this letter and its attachments to the Commission on behalf of the Company via email at shareholderproposals@sec.gov.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASES FOR EXCLUSION

On behalf of the Company, we hereby respectfully request that the Staff concur in the view that both of the Proposals may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(c) because they constitute more than one proposal by what is in fact one actual proponent, Dr. Sean Casey. In a letter dated December 26, 2009, a copy of which is attached as Exhibit B hereto, we gave the Proponents and Mrs. Casey notice on behalf of the Company that the Proposals, along with the Trust's Proposal, failed to comply with the one proposal rule set forth in Rule 14a-8(c). The Company gave the Proponents and Mrs. Casey the opportunity to remedy this procedural deficiency by selecting a single proposal to be considered for inclusion in the 2010 Proxy Materials no later than 14 days from the date of receipt of our December 26 letter. On January 11, 2010, Dr. Casey and Mr. Casey each submitted e-mails to the Company in which they declined to withdraw their respective Proposals and Mrs. Casey submitted an e-mail to the Company on behalf of the Trust formally withdrawing the Trust's Proposal, copies of which are attached hereto as Exhibit C. Because the Proponents have not sufficiently reduced the number of Proposals within the allowed response period, both of the Proposals are excludable from the 2010 Proxy Materials under the "one proposal" limitation under Rule 14a-8(c).

In the event the Staff does not concur with the Company's view that both of the Proposals may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(c), then we respectfully request on behalf of the Company that the Staff concur with the view that the Company may properly omit Mr. Casey's Proposal from the 2010 Proxy Materials in accordance with Rule 14a-8(i)(10) because the Company has already substantially implemented such proposal.

ANALYSIS

1. Both of the Proposals May be Omitted Under the One Proposal Limitation of Rule 14a-8(c)

Rule 14a-8(c) permits a proponent to submit only one proposal and supporting statement. As the facts described below clearly demonstrate, the Company believes that Dr. Sean Casey is the actual proponent of both of the Proposals and is seeking to evade the requirements of Rule 14a-8(c) by acting through Mr. Casey, his father, as a nominal proponent.

Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." When the Commission first adopted a limit on the number of proposals that a shareholder would be permitted to submit under Rule 14a-8 more than 30 years ago, it stated that it was acting in response to the concern that some "proponents ... [exceed] the bounds of reasonableness ... by submitting excessive numbers of proposals." *SEC Release No. 12999* (November 22, 1976). It further stated that "[s]uch practices are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents ...." *Id.* Thus, the Commission adopted a two proposal limitation (subsequently amended to be a one proposal limitation) but warned of the "possibility that some proponents may attempt to evade the [Rule's] limitations through various maneuvers ...." *Id.* The Commission went on to warn that "such tactics" could result in the granting of no-action requests permitting exclusion of the multiple proposals.

Applicable Authority

The Staff has indicated that proponents would be treated as one proponent for purposes of Rule 14a-8(c) when an issuer demonstrates that one proponent is the "alter ego" of another proponent. The Staff has previously noted that the "one-proposal limitation applies in those instances where a person attempts to evade the one-proposal limitation through maneuvers, such as having persons they control submit a proposal." *Jefferson Pilot Corporation* (available March 12, 1992). As detailed below, the Staff in numerous instances has concurred that the one proposal limitation under Rule 14a-8(c) applies when multiple proposals were submitted under the name of nominal proponents serving as the alter egos or under the control of a single proponent, and that

circumstantial evidence may be relied upon by an issuer to satisfy its burden of demonstrating that nominal proponents are the alter egos of a single proponent. For example:

- In *TPI Enterprises, Inc.* (available July 15, 1987) the Staff concurred with the exclusion of multiple shareholder proposals under the predecessor to Rule 14a-8(c) where (1) a law firm delivered all of the proposals on the same day, (2) the individual coordinating the proposals communicated directly with the company regarding the proposals, (3) the content of the documents accompanying the proposals were identical, including the same typographical error in two proposals, (4) the subject matter of the proposals were similar to subjects at issue in a lawsuit previously brought by the coordinating shareholder, and (5) the coordinating shareholder and the nominal proponents were linked through business and family relationships.

- In *Peregrine Pharmaceuticals Inc.* (available July 28, 2006), the Staff concurred that the company could exclude two proposals received from a father and son, where the father served as custodian of the son's shares and the multiple proposals were all dated the same, e-mailed on the same date, contained identical addresses, were formatted the same, and were accompanied by identical transmittal letters.

- In *Banc One Corp.* (available February 2, 1993), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of three proposals that were simultaneously hand delivered to the company by the actual proponent.

In sum, the Staff (consistent with other legal standards) has concurred that the "nominal proponent" and "alter ego" standards are satisfied where the facts and circumstances indicate that a single proponent is effectively the driving force behind the relevant shareholder proposal(s) or that the proponents are a group headed by the actual proponent.

Discussion – Dr. Casey is the One Actual Proponent of Both of the Proposals

In this instance, the Company believes that the evidence that Dr. Casey is the actual proponent of both of the Proposals is compelling:

- **Dr. Casey previously requested that the Company take the same actions that are requested in the Proposals.** On March 23, 2009, Dr. Casey submitted an e-mail, the text of which is included in Dr. Casey's January 11, 2010 e-mail attached hereto as Exhibit C, to the Chair of the Nominating and Corporate Governance Committee of the Company's board of directors requesting that the Company, among other things, take the same, or substantially similar, actions that are requested in the Proposals. Dr. Casey's Proposal was taken word for word from the March 23 e-mail and Mr. Casey's Proposal is almost identical to a specific

request made by Dr. Casey in the March 23 e-mail.[1] In *TPI Enterprises*, the Staff concurred with the exclusion of multiple proposals under the predecessor to Rule 14a-8(c) when the subject matter of the proposals were similar to subjects at issue in a lawsuit previously brought by the coordinating shareholder. The Company believes that Mr. Casey is simply acting as the nominal, rather than actual, proponent of the proposal that Dr. Casey previously submitted to the Company.

- **Both of the Proposals, along with the Trust's Proposal, were delivered to the Company in a single Federal Express envelope on December 14, 2009, sent by Dr. Casey, as "sender," from Dr. Casey's address and are nearly identical in appearance, style, and format.** Both of the Proposals, along with the Trust's Proposal, were sent to the Company in a single Federal Express envelope by Dr. Casey as "sender" and from Dr. Casey's Florida address, as indicated by the copy of the Federal Express envelope attached hereto as Exhibit D. In *Banc One Corp.*, the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of three proposals purportedly submitted by three shareholders that were simultaneously delivered in person to the company by the actual proponent. In addition, the Company believes that the Proposals are so similarly formatted that it appears that one person authored both of the Proposals. Not only are the styles and formats of the letters submitting the Proposals nearly identical, but much of the language included in the letters is identical. In *TPI Enterprises* and *Peregrine Pharmaceuticals*, the Staff concurred with the exclusion under the one proposal rule of multiple proposals that emanated from a single source, as evidenced by the nearly identical appearance, style and format of the proposals. The Company believes that the fact that both of the Proposals were sent in a single envelope by Dr. Casey from his address and appear nearly identical in style and format shows that Dr. Casey is not even attempting to conceal the fact that Mr. Casey, as a nominal proponent, is acting on his behalf, under his control, or as his alter ego.

- **Mr. Casey is Dr. Casey's father.** The Staff has previously taken close family relationships into account when determining that nominal proponents were acting as the alter ego of an actual proponent. *See, e.g., TPI Enterprises and Peregrine Pharmaceuticals*. The Company believes that the close family relationship of the Proponents, particularly viewed in light of the other facts presented in this letter, indicate that Mr. Casey was simply acting on behalf of, under the control of, or as the alter ego of a collective group headed by Dr. Casey.

- **The withdrawal of the Trust's Proposal and related e-mail communications regarding the remaining Proposals underscore that the Proposals are part of a single, coordinated effort.** The responsive communications nominally from Dr. Casey and Mr. Casey on January 11, 2010 were sent very close in time and bear striking similarities in tone and approach not only to one another, but also to the withdrawal communication nominally sent by Mrs. Casey on behalf of the Trust. This close sequential and seemingly coordinated

---

[1] It is relevant to note that the Trust's Proposal, withdrawn on January 11, 2010, was also substantially similar to a request made by Dr. Casey in his March 23, 2009 e-mail.

communication further supports the Company's view that Dr. Casey, Mr. Casey and Mrs. Casey are acting together under Dr. Casey's direction to further the agenda outlined in his March 23, 2009 e-mail. In addition, the Company believes that the withdrawal of the Trust's Proposal itself stands as a partial admission as to the nature of all three proposals, and thus the remaining Proposals at issue, as a single, coordinated effort improperly submitted by Dr. Casey.

For the reasons described above, the Company believes that Dr. Sean Casey is the actual proponent of both of the Proposals, and has caused Mr. Casey's Proposal to be submitted through a nominal proponent. The fact that the Proposals have been submitted nominally by separate shareholders cannot disguise Dr. Casey's coordinated effort to evade the one proposal limitation of Rule 14a-8(c). As discussed above, the Staff has consistently taken the position that it will not recommend enforcement action when shareholder proposals are omitted from proxy materials if the proposals are an attempt to evade the one proposal limitation under Rule 14a-8(c) by having additional proposals submitted by other nominal proponents.

Therefore, the Company believes, and respectfully requests that the Staff concur, that it may properly omit both of the Proposals from the 2010 Proxy Materials pursuant to Rule 14a-8(c).

In addition to the reason set forth above for exclusion of the Proposals, the Company believes that Mr. Casey's Proposal is excludable from its 2010 Proxy Materials for the additional substantive reason set forth below.

2. **Mr. Casey's Proposal May be Omitted Under Rule 14a-8(i)(10) Because the Company has Substantially Implemented the Proposal**

The Company believes that, in accordance with Rule 14a-8(i)(10), it may omit Mr. Casey's Proposal from its 2010 Proxy Materials because the Company's current Equity Ownership Guidelines for Executive Officers and Directors, adopted by the Company's Nominating and Corporate Governance Committee on November 30, 2009 and attached hereto as Exhibit E (the "Equity Ownership Guidelines"), and the disclosures that the Company plans to make to its shareholders regarding the Equity Ownership Guidelines in its 2010 Proxy Materials substantially implement each of the goals of Mr. Casey's Proposal.

Applicable Authority

Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal "[i]f the company has already substantially implemented the proposal." The purpose of this exclusion is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by management...." *SEC Release No. 12598* (July 7, 1976). Rule 14a-8(i)(10) does not require that a shareholder's proposal be implemented precisely as proposed, but only that it has been "substantially implemented." *SEC Release No. 34-20091* (August 16, 1983). The "substantially implemented" standard replaced the predecessor rule allowing omission of a

proposal that was "moot" and reflects the Staff's interpretation of the predecessor that the proposal need not be "fully effected" by an issuer to meet the mootness test, so long as it is substantially implemented. *Id.* It is well settled that an issuer need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10); differences between an issuer's actions and the proposal are permitted so long as such actions satisfactorily address the proposal's underlying concerns. *See, e.g., Masco Corp.* (available March 29, 1999) (permitting exclusion of proposal because the issuer had "substantially implemented" the proposal by adopting a version of it with modifications and a clarification as to one of its terms). Proposals have also been considered "substantially implemented" where an issuer has implemented part but not all of a multi-faceted proposal. *See, e.g., Columbia/HCA Healthcare Corp.* (available February 18, 1998) (permitting exclusion of proposal on grounds of "substantial implementation" after the issuer took steps to at least partially implement three of four actions requested by the proposal).

Additionally, the Staff has consistently taken the position that a shareholder proposal has been substantially implemented when a company has already taken steps to fulfill the overarching goal of the proposal. For example, in *American HomePatient, Inc.* (available April 12, 2000), in circumstances similar to those raised by Mr. Casey's Proposal, a shareholder of American HomePatient, Inc. ("AHP") proposed that AHP adopt a stock ownership policy applicable to its directors. After receiving the proposal, AHP's board of directors adopted the proposal with minor modifications and clarifications, including changes to how and when the directors were to establish their equity interest in AHP. The Staff issued a no-action letter allowing AHP to omit the proposal from its proxy statement because AHP had substantially implemented the proposal. Similarly, in *Masco Corporation* (available March 29, 1999), the Staff allowed the omission of a proposal that required a new standard for the qualifications of "outside directors" because the company's board of directors adopted a standard that was similar, but not identical, to the standard set forth in the proposal. In fact, the Staff refused to reconsider its decision for no-action after the proponent argued that the modifications to the proposal as adopted by the company did not substantially implement the goal of the original proposal. See *Masco Corporation (Recon)* (available April 19, 1999).

Mr. Casey's Proposal

Mr. Casey's Proposal requests that the Company's board of directors implement formal stock ownership and holding guidelines to require each director and senior executive officer of the Company to beneficially own a minimum accumulated common stock ownership worth at least a certain multiple of their annual stipend or salary. Mr. Casey's Proposal also states that the adopted guidelines and results of annual compliance tests should be provided for shareholder review. The supporting statement to Mr. Casey's Proposal indicates that the purpose of the proposal is to align director and executive interests with those of shareholders by asking the Company's directors and executives to commit to accumulating and holding a certain minimum amount of common stock for as long as they remain directors or executives.

The Company's Existing Equity Ownership Guidelines

On November 30, 2009, the Company's Nominating and Corporate Governance Committee, acting at the direction of the Company's board of directors, adopted the Equity Ownership Guidelines, which apply to all of the executive officers, as defined for purposes of Section 16 under the Securities Exchange Act of 1934, as amended, and directors of the Company. The purpose of the Equity Ownership Guidelines is to align the interests of such individuals with the Company's shareholders. Although to date the Company has not been required to disclose, and therefore has not disclosed, the existence or details of its Equity Ownership Guidelines to the Company's shareholders (which may explain the submission of Mr. Casey's Proposal), the Company intends to describe the Equity Ownership Guidelines, including its review of individual compliance with the goals, in its 2010 Proxy Materials.

Under the Equity Ownership Guidelines, the Company's Chief Executive Officer is required to own stock with a value equal to two times his or her base salary and all other executive officers are required to own stock with a value equal to one times their respective base salaries. Non-employee board members are required to own stock worth $100,000. The Nominating and Corporate Governance Committee is responsible for overseeing and administering the Equity Ownership Guidelines, including an annual progress measurement. The Equity Ownership Guidelines require that executive officers and directors comply with the guidelines within a period of five years following initial election as a director or appointment as an officer.

Discussion – The Company has Substantially Implemented Mr. Casey's Proposal

The Company believes that its Equity Ownership Guidelines effectively implement Mr. Casey's Proposal in its entirety and, therefore, Mr. Casey's Proposal may be omitted from the 2010 Proxy Materials in accordance with Rule 14a-8(i)(10). Specifically, the Company believes that its Equity Ownership Guidelines address the primary objectives and underlying concerns of Mr. Casey's Proposal as follows:

- First, Mr. Casey's Proposal requests that each director and senior executive officer of the Company beneficially own a minimum accumulated common stock ownership worth at least a certain multiple of their annual stipend or salary. The Equity Ownership Guidelines require each executive officer to own stock worth a certain multiple of their annual salary, exactly as proposed by Mr. Casey, and each director to own stock worth $100,000. The fact that the director ownership goal is stated as a dollar amount, as opposed to a multiple of salary as proposed by Mr. Casey, is simply a minor technical difference from Mr. Casey's Proposal.

- Second, Mr. Casey's Proposal requests that the Company provide the adopted guidelines and results of annual compliance tests for shareholder review. The Company intends to describe the Equity Ownership Guidelines, including its review of individual compliance with the goals, in its 2010 Proxy Materials, just as requested by Mr. Casey's Proposal.

- Finally, the supporting statement to Mr. Casey's Proposal indicates that the goal of the proposal is to align director and executive interests with those of shareholders by asking the Company's directors and executives to commit to accumulating and holding a certain minimum amount of common stock for as long as they remain directors or executives, which is precisely the purpose of the Equity Ownership Guidelines.

Accordingly, the Company believes that it has effectively implemented all of Mr. Casey's Proposal, and has therefore met the requirements for excluding Mr. Casey's Proposal under Rule 14a-8(i)(10). If, however, the Staff disagrees with the Company's view on complete implementation, the Company believes it has nevertheless substantially implemented Mr. Casey's Proposal to allow exclusion under Rule 14a-8(i)(10).

The Staff has stated that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (available March 28, 1991). That is, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal as long as an issuer has implemented the primary objectives and underlying concerns of the proposal. This is the case even in circumstances in which the manner by which the issuer implements such proposal does not conform to the actions sought by a shareholder proponent in every respect. *SEC Release No. 20091* (available August 1, 1983). The Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). *See ConAgra Foods, Inc.* (available June 20, 2005) and *Talbots, Inc.* (available April 5, 2002). Thus, even if the Equity Ownership Guidelines do not precisely implement each provision of Mr. Casey's Proposal, the Company believes that they do "substantially implement" Mr. Casey's Proposal and the Company may omit Mr. Casey's Proposal from its 2010 Proxy Materials in accordance with Rule 14a-8(i)(10).

On behalf of the Company, we therefore request that the Staff concur with the Company's position that Mr. Casey's Proposal may be omitted from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10).

CONCLUSION

Based upon the foregoing analysis, we respectfully request on behalf of the Company that the Staff concur that it will take no action if the Company excludes both of the Proposals from its 2010 Proxy Materials based on the following positions:

- The Company believes that both of the Proposals may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(c) because they constitute more than one proposal by what is in fact one actual proponent, Dr. Sean Casey; and

- In addition to its position that the Proposals may be excluded under Rule 14a-8(c), the Company believes that Mr. Casey's Proposal may be omitted from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the proposal.

If the Staff does not concur with the Company's positions, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. If we can be of any further assistance in this matter, please do not hesitate to call me at (612) 607-7507.

Very truly yours,

OPPENHEIMER WOLFF & DONNELLY LLP



William E. McDonald

cc: Mike Kolar
Vice President, General Counsel and Secretary
Virtual Radiologic Corporation
11995 Singletree Lane, Suite 500
Minneapolis, MN 55344
mike.kolar@vrad.com

Sean Casey, M.D.

FISMA & OMB Memorandum M-07-16

Francis S. Casey

FISMA & OMB Memorandum M-07-16

Exhibit A – Proposals

Sean Casey, MD

FISMA & OMB Memorandum M-07-16

December 10, 2009

By Federal Express and Email

Virtual Radiologic Corporation
Michael Kolar, Corporate Secretary
11995 Singletree Lane, Suite 500
Eden Prairie, Minnesota 55344

Re: Notice of submission of proposal for stockholder vote at the Company's 2010 Annual Meeting of Stockholders

Dear Mike:

Pursuant to the provisions of Virtual Radiologic Corporation's amended and restated bylaws and it's 2009 Proxy Statement (Schedule 14A), I am submitting the following proposal for inclusion in the 2010 Proxy Statement so that it can be voted on by the shareholders at the 2010 Annual Stockholder Meeting.

As you are aware, I am a founder of the company and its former Chairman and CEO. Earlier this year as Chairman, I previously submitted a variety of proposals to the Corporate Governance Committee of the Board of Directors. At present, I have seen no evidence of adoption or board action on any of those proposals.

As of the date of this notice, I am the beneficial owner of 3,819,271 shares (Common Stock, par value $0.001 per share; 3,440,856 directly owned and 378,415 indirect owned).

I hereby represent to the company that I meet all qualifications for eligibility to submit a proposal as set forth under Section 14 and Rule 14a-8 of the Securities Exchange Act of 1934, as amend (the "Exchange Act") and will continue to meet such requirements through the date of the Annual Meeting. I have included my most recent SEC form 4 filing as verification of ownership. I have owned the above listed shares in compliance with the proxy solicitation requirements set forth under the Exchange Act. I have held the shares continuously for over 1 year as of the date of the filing. Further information in this regard can be provided upon your request. I have no arrangements or understandings with any other person or persons in connection with this proposal. I further represent to the Company that I intend to be present at the Annual Meeting in person or by proxy to bring this business before the meeting and to vote my shares

accordingly. Although the total number of these shares is subject to possible change, I hereby represent to the Company that I intend to continue to own, through the date of the Annual Meeting, the minimum number of shares required by the SEC to be eligible to submit this proposal at the meeting.

I have no material interest in this proposed business other than as a stockholder who believes that this proposal is in the best interests of our stockholders. This letter and all attachments hereto are submitted in a good-faith effort to satisfy the advance notice requirements of the company's bylaws as publicly disseminated to the company's shareholders and filed with the Securities and Exchange Commission. Should this letter and / or any attachments hereto be deemed deficient in any way, please contact Sean Casey at the address and email provided below so that any deficiency can be cured. I reserve all rights provided to me under Rule 14a-8(f) of the Exchange Act.

PROPOSAL:

RESOLVED: That the shareholders of Virtual Radiologic Corporation ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

SUPPORTING STATEMENT: Our Company presently uses the plurality vote standard to elect directors. This proposal requests that the Board initiate a change in the Company's vote standard to provide that director nominees must receive a majority of the vote cast in order to be elected or re–elected to the Board.

I believe that a majority vote standard in director elections would give shareholders a more meaningful role in the election process. This standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot.

Under the Company's current standard, a nominee in a director election can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from that nominee. The proposed majority vote standard would require that a director receive a majority of the votes cast in order to be elected to the Board.

Leading proxy advisory firms typically support majority vote proposals. In response to strong shareholder support for a majority vote standard in director elections, an increasing number of the nation's leading companies, including Intel, Dell, General Electric, Motorola, Hewlett-Packard, Morgan Stanley, Wal-Mart, Home Depot, and Pfizer, have adopted a majority vote standard in company bylaws or articles of

incorporation. Additionally, these companies have adopted director resignation policies in their bylaws or corporate governance policies to address post-election issues related to the status of director nominees that fail to win election. Other companies have responded only partially to the call for change by simply adopting post-election director resignation policies that set procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. At the time of this proposal submission, our Company and its board had not taken either action. Less than one-third of the S&P 500 companies still use this straight plurality standard (plurality without a director resignation policy).

The critical first step in establishing a meaningful majority vote policy is the adoption of a majority vote standard. With a majority vote standard in place, the board can then consider action on developing post-election procedures to address the status of directors that fail to win election. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors, and reserve for the board an important post-election role in addressing the status of an unelected director.

As a founder of the company, I urge your support for this important director election reform.

Please contact me if you have any questions. Please email a PDF copy of any written response to the undersigned at ***FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Sean Casey, MD
Founder and Shareholder of Virtual Radiologic Corporation

Sean O. Casey

FISMA & OMB Memorandum M-07-16

Residence Address:

FISMA & OMB Memorandum M-07-16

Business Address:
121 South Eighth Street, Suite 800
Minneapolis, MN 55402
Phone: 612-387-3905

Alternative addresses that may be in corporate record:

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

OMB APPROVAL	
OMB Number:	3235-0287
Expires:	February 28, 2011
Estimated average burden hours per response	0.5

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Casey Sean (Last) (First) (Middle) 121 SOUTH EIGHTH STREET, SUITE 800 (Street) MINNEAPOLIS MN 55402 (City) (State) (Zip)	Virtual Radiologic CORP [VRAD] 3. Date of Earliest Transaction (Month/Day/Year) 11/18/2009 4. If Amendment, Date of Original Filed (Month/Day/Year)	Director X 10% Owner Officer (give title below) Other (specify below) 6. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock, par value $0.001 per share	11/18/2009		S		7,660	D	$13	3,462,196(1)	D	
Common Stock, par value $0.001 per share	11/18/2009		S		396	D	$13.01	3,461,800	D	
Common Stock, par value $0.001 per share	11/18/2009		S		911	D	$13.02	3,460,889	D	
Common Stock, par value $0.001 per share	11/18/2009		S		1,200	D	$13.025	3,459,689	D	
Common Stock, par value $0.001 per share	11/18/2009		S		173	D	$13.03	3,459,516	D	
Common Stock, par value $0.001 per share	11/18/2009		S		166	D	$13.04	3,459,350	D	
Common Stock, par value $0.001 per share	11/18/2009		S		494	D	$13.05	3,458,856	D	
Common Stock, par value $0.001 per share	11/19/2009		S		10,635	D	$13	3,448,221	D	
Common Stock, par value $0.001 per share	11/19/2009		S		700	D	$13.005	3,447,521	D	
Common Stock, par value $0.001 per share	11/19/2009		S		1,100	D	$13.01	3,446,421	D	
Common Stock,										

Title of Security	Transaction Date	Deemed Execution Date	Code	V	Amount	(A) or (D)	Price	Amount of Securities Beneficially Owned Following Reported Transaction(s)	Ownership Form	Nature of Indirect Beneficial Ownership
par value $0.001 per share	11/19/2009		S		1,300	D	$13.013	3,445,121	D	
Common Stock, par value $0.001 per share	11/19/2009		S		400	D	$13.015	3,444,721	D	
Common Stock, par value $0.001 per share	11/19/2009		S		832	D	$13.02	3,443,889	D	
Common Stock, par value $0.001 per share	11/19/2009		S		300	D	$13.03	3,443,589	D	
Common Stock, par value $0.001 per share	11/19/2009		S		221	D	$13.04	3,443,368	D	
Common Stock, par value $0.001 per share	11/19/2009		S		564	D	$13.05	3,442,804	D	
Common Stock, par value $0.001 per share	11/19/2009		S		1,548	D	$13.08	3,441,256	D	
Common Stock, par value $0.001 per share	11/19/2009		S		400	D	$13.09	3,440,856	D	
Common Stock, par value $0.001 per share								378,415	I	Trusts (2)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Stock Option (Right to Buy)	$17							(3)	11/14/2014	Common Stock, par value $0.001 per share	100,000		100,000 (3)	D	

Explanation of Responses:

1. Reflects increase of 49,401 shares resulting from receipt of 2009 distribution from third 2008 GRAT (Grantor Retained Annuity Trust).

2. Includes 104,010 shares and 150,599 shares that are held by two grantor retained annuity trusts (second 2008 GRAT and third 2008 GRAT) for the benefit of Dr. Casey's children and 123,806 shares held by an irrevocable trust for the benefit of Dr. Casey's children. Reflects decrease of 49,401 shares resulting from 2009 distribution to [illegible] person from third 2008 GRAT.

3. Stock option is fully [illegible]

Sean O. Casey MD — ** Signature of Reporting Person

11/20/2009 — Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Francis S. Casey

FISMA & OMB Memorandum M-07-16

December 11, 2009

By Federal Express and Email

Virtual Radiologic Corporation
Michael Kolar, Corporate Secretary
11995 Singletree Lane, Suite 500
Eden Prairie, Minnesota 55344

Re: Notice of submission of proposal for stockholder vote at the Company's 2010 Annual Meeting of Stockholders

Dear Mr. Kolar:

Pursuant to the provisions of Virtual Radiologic Corporation's amended and restated bylaws and it's 2009 Proxy Statement (Schedule 14A), I am submitting the following proposal for inclusion in the 2010 Proxy Statement so that it can be voted on by the shareholders at the 2010 Annual Stockholder Meeting.

As of the date of this notice, I am the beneficial owner of 103,000 shares (Common Stock, par value $0.001 per share).

I hereby represent to the company that I meet all qualifications for eligibility to submit a proposal as set forth under Section 14 and Rule 14a-8 of the Securities Exchange Act of 1934, as amend (the "Exchange Act") and will continue to meet such requirements through the date of the Annual Meeting. The company has records of my ownership since I purchased my shares prior to the company going public as well as in the Directed Share Program of the IPO. My shares are presently held by my broker. I have owned the above listed shares in compliance with the proxy solicitation requirements set forth under the Exchange Act. I have held the shares continuously for over 1 year as of the date of this letter. Further information in this regard as well as a recent broker statement as verification of my ownership can be provided upon your request. I further represent to the Company that I intend to be present at the Annual Meeting in person or by proxy to bring this business before the meeting and to vote my shares accordingly. I have no arrangements or understandings with any other person or persons in connection with this proposal. Although the total number of these shares is subject to possible change, I hereby represent to the Company that I intend to continue to own, through the date of the Annual Meeting, the minimum number of shares required by the SEC to be eligible to submit this proposal at the meeting.

I have no material interest in this proposed business other than as a stockholder who believes that this proposal is in the best interests of our stockholders. This letter and all attachments hereto are submitted in a good-faith effort to satisfy the advance notice requirements of the company's bylaws as publicly disseminated to the company's shareholders and filed with the Securities and Exchange Commission. Should this letter and / or any attachments hereto be deemed deficient in any way, please contact Francis S. Casey at the address and email provided below so that any deficiency can be cured. I reserve all rights provided to me under Rule 14a-8(f) of the Exchange Act.

PROPOSAL:

Whereas, *the shareholders believe that Virtual Radiologic Directors and Senior Executives should maintain a material personal financial stake in the Company to promote a long-term perspective in managing the enterprise and to align shareholder and Director / Executive interests,*

Therefore, be it Resolved:
We request that the Board of Directors implement meaningful formal stock ownership and holding guidelines to require each director and senior executive officer to beneficially own a minimum accumulated common stock ownership worth at least a certain multiple of their annual stipend or salary. The adopted guidelines and results of annual compliance tests should be provided for shareholder review.

Supporting Statement

This resolution proposes to align director / executive interests with those of shareholders by asking our directors / executives to commit to accumulating and holding a certain minimum amount of common stock for as long as they remain directors or executives.

There appears to be a link between shareholder wealth and executive wealth that correlates to direct stock ownership by executives. According to a Watson Wyatt Worldwide analysis, companies whose CFOs held more shares generally showed higher stock returns and better operating performance. ("Skin in the Game," CFO Magazine 3/1/08) Requiring directors / executives to hold a significant equity stake would focus them on long-term success and would better align their interests with those of shareholders.

In 2009, over 80% of Fortune 250 companies reported having Director or Executive Stock Ownership Guidelines. While VRAD has made generous equity grants to its directors / executives, predominantly in the form of stock option grants, this does not ensure a commitment to becoming serious long-term shareholders. ***In fact, <u>our company does not require that our directors / executives own any minimum amount of stock.</u>*** *While recent generous restricted stock grants to VRAD directors / executives may be argued to provide some "skin in the game", such holdings do not signal the commitment to the*

provide some "skin in the game", such holdings do not signal the commitment to the stock that open market purchases or exercising and holding stock options do.

VRAD's recent record of insider purchases has been disappointing. For example, ***only 3 of 12 current company directors / senior executives have ever purchased a single share on the open market.*** *This is particularly frustrating when one considers the phenomenal buying opportunity that was presented through much of 2009 as our stock reached a record low of $4.50 and gradually climbed to the current price of $13.02.*

In the context of the current economic crisis, we believe it is imperative that companies adopt meaningful stock ownership / holding guidelines to discourage excessive risk-taking and promote long-term, sustainable value creation. A 2002 report by The Conference Board endorsed the idea of a holding requirement, stating that the long term focus promoted thereby "may help prevent companies from artificially propping up stock prices over the short-term to cash out options and making other potentially negative short-term decisions."

Passing this proposal would help assure shareholders that VRAD directors / executives are committed to long-term growth and not merely short-term gains.

Please write to me at the address below if you have any questions. Please email a PDF copy of any written response to the undersigned at ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Francis S. Casey
Shareholder of Virtual Radiologic Corporation

Francis Stephen Casey

Residence Address:

FISMA & OMB Memorandum M-07-16

Business Address:
1162 Breakers W Blvd
West Palm Beach, FL 33411
Phone: 561-790-1342

Exhibit B – Deficiency Notice

OPPENHEIMER

OPPENHEIMER WOLFF & DONNELLY LLP
Plaza VII, Suite 3300
45 South Seventh Street
Minneapolis, MN 55402-1609
oppenheimer.com

612.607.7000
Fax 612.607.7100

Direct Dial: 612.607.7507
E-Mail: WMcDonald@oppenheimer.com

December 26, 2009

DELIVERED VIA E-MAIL AND FEDERAL EXPRESS

Sean Casey, M.D.

FISMA & OMB Memorandum M-07-16

Diana Casey, Trustee

FISMA & OMB Memorandum M-07-16

Francis S. Casey

FISMA & OMB Memorandum M-07-16

Re: Rule 14a-8 Proposals

Dear Dr. Sean Casey, Mrs. Diana Casey, and Mr. Francis Casey:

I am writing this letter on behalf of our client, Virtual Radiologic Corporation (the "Company"). I have also sent a copy of this letter to Mr. Bruce Parker of Kaplan, Strangis and Kaplan, P.A., an attorney who we have been told by the Company has represented Dr. Sean Casey on prior occasions. On December 14, 2009, the Company received Dr. Casey's letter, dated December 10, 2009, Mrs. Diana Casey's letter, as trustee of The Sean Casey & Diana Casey Trust (the "Trust"), dated December 11, 2009, and Mr. Francis Casey's letter, dated December 11, 2009, submitting shareholder proposals for inclusion in the Company's proxy statement for its 2010 Annual Meeting of Stockholders (collectively, the "Proposals"). This letter is being sent in accordance with Rule 14a-8(f) to notify you of a procedural deficiency relating to the Proposals.

Rule 14a-8 of the Securities Exchange Act of 1934 (a copy of which is enclosed for your information) sets forth certain eligibility and procedural requirements that must be satisfied for a stockholder to submit a proposal for inclusion in a company's proxy materials. In particular, Rule 14a-8(c) precludes any one stockholder from submitting more than one proposal to a company for a particular stockholders' meeting. The limitation of one proposal per stockholder per stockholders' meeting applies collectively to all persons having an interest in the same securities (e.g., the record owner and the beneficial owner, and joint tenants). Additionally, a stockholder may not evade this limitation by having other persons submit proposals each in their own names as "alter egos" for such stockholder.

It is the Company's position that the proposals violate the Rule 14a-8(c) limitation of one proposal per stockholder per stockholders' meeting, as Mrs. Casey and Dr. Casey's father are simply acting on behalf of Dr. Casey, as his alter-ego, when submitting their proposals based upon the following facts:

- Mrs. Casey is Dr. Casey's wife and Mr. Casey is Dr. Casey's father;
- on March 23, 2009, Dr. Casey submitted a letter to the Company requesting that the Company, among other things, take the same, or substantially similar, actions that are requested in the Proposals;
- the Proposals were submitted to the Company in a single Federal Express envelope sent from Dr. Casey's address; and
- Dr. Casey has a beneficial interest in the Trust.

Accordingly, the Company believes that the three Proposals should each be viewed as being submitted by Dr. Casey and therefore violate the Rule 14a-8(c) limitation that a stockholder may only submit one proposal for a particular stockholders' meeting.

To remedy this procedural deficiency, from the Proposals please select and resubmit a single proposal to be considered for inclusion in the Company's proxy materials. You may direct your response to my attention at the address set forth in the letterhead above. Please ensure your response is postmarked, or transmitted electronically, no later than 14 days from the date that you receive this letter. Failure to submit your response within that time period will entitle the Company to begin a process to exclude your shareholder proposals from its 2010 proxy statement.

Please note that the positions taken in this letter are without prejudice to any other rights that the Company may have to exclude your proposals from its proxy materials on any other grounds permitted by Rule 14a-8.

Sincerely,



William E. McDonald

cc: Mike Kolar
Vice President, General Counsel and Secretary
Virtual Radiologic Corporation
11995 Singletree Lane, Suite 500
Minneapolis, MN 55344
mike.kolar@vrad.com

Bruce Parker
Kaplan, Strangis and Kaplan, P.A.
5500 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402
bsp@kskpa.com

Text of Rule 14a-8

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB , or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons for why it believes shareholders should not vote in favor of my proposal, and I disagree with some of the statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit C – January 11, 2010 E-Mails from Dr. Casey, Mr. Casey and Mrs. Casey

Dr. Casey's E-Mail

From: Sean Casey ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, January 11, 2010 9:50 AM
To: Rob Kill
Cc: Michael Kolar; McDonald, William E.
Subject: Re: proposal for stockholder vote at the Company's 2010 Annual Meeting

Rob Kill
President, CEO and Chairman,
Virtual Radiologic Corporation

January 10, 2010

Dear Rob,

I hope that all is well with the company. I am writing in response to a letter, dated December 26, 2009 and received on December 28, 2009, from a Mr. William McDonald of Oppenheimer, Wolff & Donnelly, who claims to represent the Company and its position in regard to certain stockholder matters.

In summary, his letter suggests that the company has received 3 letters with shareholder proposals from 3 individual shareholders. It would seem that General Counsel Mike Kolar's former law firm has been hired to attempt to eliminate some or all of these proposals on legal technicalities. Their first strategy is to claim that 3 proposals were inappropriately submitted by just 1 shareholder, i.e. that 2 of the shareholders are merely "alter-egos" of me.

It is disappointing that the Company would spend its resources on attempting to block a vote by the shareholders on corporate governance reform. My proposal on Majority Voting is considered by many to be a governance best practice. The company's legal funds would be much better spent on a board review and reform of the several corporate governance deficiencies that exist in Virtual Radiologic's articles of incorporation and bylaws. In late 2008, such a review was indeed requested by me, while serving as Company Chairman. As pointed out in the Company's letter, another request for governance reform review was made in early 2009 via a letter sent to board member, Mr. Brian Sullivan, Chairman of the Nomination and Governance Committee (text included below for reference). To date, I have seen no progress on any of these governance reforms.

Despite the claims to the contrary, I have only submitted one shareholder proposal and I will not be withdrawing it. If your attorneys have any confusion regarding this, by whatever reason or theory, my only stockholder proposal is the one contained in the single letter dated December 10, 2009 that is signed by Sean Casey.

In regard to the shareholder proposal of Francis Casey, the company will need to communicate with him separately on that matter. I will further point out that while it is true that Francis Casey is my father, his shares are not beneficially owned by me and this can be confirmed by my SEC

filings. Therefore, please do not attempt to mingle company communications on these separate matters. Furthermore, I request that you refrain from sending any company communications to any of my attorneys without my permission. My proposal was made with good intent within my rights as a shareholder and not as a costly legal maneuver.

I look forward to the shareholders voting on my proposal.

Sincerely,
Sean Casey, MD
Founder and Shareholder of Virtual Radiologic Corporation
FISMA & OMB Memorandum M-07-16

Email dated 3-23-2009:

Dear Brian,

I have been trying to connect with you on the phone over the past few days without success. As I believe you might have inferred from my previous email, I am disappointed with the nominating committee's recommendation to expand the size of our board to 11 members. The company is not large enough to support this and we simply have too many non-independent directors. Fortunately, I connected with Kevin Roche who gave me some background on your recent Nominating and Governance Committee meeting. From that conversation as well as from discussions with several other board members, it seems that the majority of our board agrees with me that an eleven member board is way too large. Nevertheless, there seems to be a reluctance among some of the directors and the governance / nomination committee to directly address the problem. As a result, I believe that our shareholders now need to have a greater say in this and other governance issues.

In light of the pending proxy filing, I also believe that we should take this opportunity to improve our bylaws and corporate governance. As you may recall, I had asked for a governance review in my email to you on 12/29 and to Mike Kolar on 1/8. We currently fall far short on best practices in our bylaws (and articles of incorporation) and as a result get low scores on governance. For example, 95% of Russell 3000 companies score better than us on ISS's Corporate Governance Quotient. As this year's draft proxy contains no amendments or proposals to improve our bylaws, I am submitting the following proposals for your review. These best governance practices are typically supported by institutional investors in their proxy voting guidelines and are in effect at many of the largest corporations around the world. I believe these policies to be in the best interests of our shareholders and I can provide more detailed supporting statements and even the exact language for the resolutions as needed.

1. Board Declassification: *declassify the Board of Directors and to require that all directors stand for election annually, beginning with the 2009 annual meeting.*

I understand that our Articles of Incorporation require a supermajority of 75% to pass such a resolution. Kevin mentioned that he was in favor of declassification and it was considered by

your committee but that unless VRC's 2 largest shareholders support it, the supermajority is not achievable. I am informing you of my support.

2. Majority Vote: *director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats. If passed, this policy should be followed, beginning with our 2009 director elections.*

I understand that this can be passed by a majority of our board or a majority of shareholders at our annual meeting, a special shareholders meeting or via consent. I am informing you of my support.

3. Board Size Limit: *Require shareholder approval to increase the board size beyond a certain limit.*

I understand that our Articles of Incorporation require a supermajority of 75% to pass such a resolution. Unless VRC's 2 largest shareholders support it, the supermajority is not achievable. I am informing you of my support.

4. Special Meetings: *allow holders of the company's common stock to call a special shareholder meeting, if they hold more than 10 percent of the company's outstanding stock for at least two years.*

I understand that our Articles of Incorporation require a supermajority of 75% to pass such a resolution. Unless VRC's 2 largest shareholders support it, the supermajority is not achievable. I am informing you of my support.

5. Proxy Access: *company proxy statement to include director nominations from shareholders who hold more than 5 percent of the company's outstanding stock for at least two years.*

I understand that this can be passed by a majority of our board or a majority of shareholders at our annual meeting, a special shareholders meeting or via consent. I am informing you of my support.

6. Reimbursement of Proxy Expenses: *the corporation shall reimburse a stockholder or group of stockholders for reasonable expenses incurred in connection with nominating one or more candidates in a contested election of directors to the corporation's board of directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as one or more candidates nominated by the Nominator are elected to the corporation's board of directors. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election.*

I understand that this can be passed by a majority of our board or a majority of shareholders at

our annual meeting, a special shareholders meeting or via consent. I am informing you of my support.

7. Executive and Director Stock Ownership Requirements: *a policy to require senior executives and directors to hold a minimum amount of common stock of the company and that stock acquired through an option exercise be held for a certain period of time.*

I understand that this can be passed by a majority of our board or a majority of shareholders at our annual meeting, a special shareholders meeting or via consent. I am informing you of my support.

8. Clawback Policy: *adopt a policy whereby, in the event of a restatement of financial results, the board will review all bonuses and other awards that were made to senior executives on the basis of having met or exceeded performance goals during the period of the restatement and will, to the maximum extent feasible, recoup for the benefit of Virtual Radiologic all such bonuses or awards to the extent that performance goals were not achieved.*

I understand that this can be passed by a majority of our board or a majority of shareholders at our annual meeting, a special shareholders meeting or via consent. I am informing you of my support.

I strongly urge that the Governance Committee and / or the Board address these governance issues prior to the issuance of the Company proxy statement and the holding of the 2009 Annual Shareholders Meeting. The board has the opportunity to adopt these resolutions or to put them to the shareholders for voting at the annual meeting. Alternatively, I, as Chairman of the Board, can have some or all of these voted on by the shareholders in a special shareholder's meeting prior to our Annual Meeting. In that case, I am willing to consider a combined meeting on the same day with the Special Shareholders meeting occurring immediately prior to the 2009 Annual Shareholders meeting. In this way, we might minimize expense and distraction while simultaneously satisfying our bylaws.

By agreeing to the adoption of these proposals, the board will evidence its commitment to accountability and shareholder value. At the same time, we will hopefully improve our Corporate Governance Quotient and other such rankings. In the interest of time, I am cc'ing Mike Kolar as you will likely need his legal input on these matters. I also welcome his feedback on how we may promptly, legally, and cost effectively improve on our governance deficiencies. I look forward to our dialogue on these matters.

Thanks,
Sean

Sean Casey, MD
Chairman of the Board and Co-Founder
Virtual Radiologic Corporation

Mr. Casey's E-Mail

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, January 11, 2010 11:03 AM
To: mike.kolar@virtualrad.com
Cc: McDonald, William E.; Blachfelner, Tracy L.; ***FISMA & OMB Memorandum M-07-16***
Subject: Re: Notice of submission of proposal for stockholder vote at the Company's 2010

Francis S. Casey

FISMA & OMB Memorandum M-07-16

January 11, 2010

Virtual Radiologic Corporation
Michael Kolar, Corporate Secretary
11995 Singletree Lane, Suite 500
Eden Prairie, Minnesota 55344
Mike.kolar@virtualrad.com

Re: Notice of submission of proposal for stockholder vote at the Company's 2010 Annual Meeting of Stockholders

Dear Mr. Kolar:

In response to a letter from the company dated 12-26-2009 and received on 12-28-2009, I am writing to assert my independence as a company stockholder and to maintain my right to submit my stockholder proposal for vote at the 2010 Company meeting.

Please note that I am among the largest and most long standing individual stockholders invested in the company. As of the date of my original letter, I was the direct beneficial owner of 103,000 VRAD shares. Please note that my son, Sean Casey, does not own any of these shares, not even indirectly. I make my investment decisions in VRAD stock independently from my son and I do not have the SEC filing obligations that my son (as a greater than 20% stockholder) has. I do not live in his household and I file my own tax returns. In all these matters, the federal government and SEC view me as an independent individual from my son. Your reference to me as an "alter-ego" and your attempt to deny my independence and shareholder rights are deeply offensive.

In regard to my stockholder proposal, it addresses an issue that has troubled me about the company since its IPO. The company has performed quite well in terms of its growth and profitability. The directors and executives seem to be quite eager to grant themselves equity in the company. They would appear to be wealthy individuals who are compensated handsomely. Over the past 2 years, during the stock market downturn, there have been great buying

opportunities for VRAD stock. Despite this, there have only been a few relatively small open market purchases by the current directors and executives. I believe that this gives an appearance of a lack of confidence in the company's future prospects and as a result, it creates a drag on the stock performance. I have complained about this lack of true stock ownership on several occasions to my son (both during and after his period as CEO and Chairman). As per my proposal, I truly believe that stock ownership guidelines for directors / executives would be in the best interests of the company. Such "skin in the game" would serve to better align them with stockholder investors like me.

I will not withdraw my proposal at this time. It is my intention to comply with all laws and SEC submission requirements. My submission appears to be in compliance with all the Rule 14a-8 regulations attached to your letter. If you can provide me with the no action precedents that the company is relying upon for its position, I would be willing to review these materials. Or if the company bases its demand on a recent regulatory change, please provide the specifics.

Finally, in the future, please do not bundle my matters into the same letter as my son's matters. This appears to be an attempt by your attorneys to support their own theory that I am merely an "alter-ego".

Sincerely,

Francis S. Casey
Shareholder of Virtual Radiologic Corporation

Mrs. Casey's E-Mail

From: Diana Casey ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, January 11, 2010 10:08 AM
To: Mike.kolar@virtualrad.com; Mike.kolar@vrad.com
Cc: Blachfelner, Tracy L.; McDonald, William E.
Subject: Shareholder Proposal

Diana Casey, Trustee

FISMA & OMB Memorandum M-07-16

January 10, 2010

By Email

Virtual Radiologic Corporation
Michael Kolar, Corporate Secretary

11995 Singletree Lane, Suite 500
Eden Prairie, Minnesota 55344
Mike.kolar@virtualrad.com <Mike.kolar@virtualrad.com>

Re: Notice of submission of proposal for stockholder vote at the Company's 2010 Annual Meeting of Stockholders

Dear Mr. Kolar,
In response to the company letter dated December 26, 2009 and received on December 28, 2009, I am disappointed that despite my representation as a trustee for 378,415 VRAD shares, the company does not recognize me as an individual shareholder capable of submitting a shareholder proposal for the improvement of the company.

I would like to point out that I worked for the company during the first 2 years of it's founding. There was even a time when I was the company's only non-physician employee and I actually worked without cash compensation because it served the best interests of the company. Given this context, denying my individuality as a company shareholder and calling me a mere "alter-ego" is a shameful legal tactic for you and the company to pursue.

Given that I do not want my husband's own separate shareholder proposal to be excluded by your legal technicalities, I do hereby withdraw my shareholder proposal ***"to allow any qualified director nominations by eligible stockholders to be included in the proxy materials"*.**

Sincerely,

Diana Casey
Shareholder of Virtual Radiologic Corporation

Exhibit E – Equity Ownership Guidelines

VIRTUAL RADIOLOGIC CORPORATION
EQUITY OWNERSHIP GUIDELINES FOR EXECUTIVE OFFICERS AND DIRECTORS

As a means of encouraging equity ownership among the executive officers and directors of Virtual Radiologic Corporation (the "Company") and thereby further aligning the interests of such individuals with the interests of the Company's stockholders, the Company's Board of Directors has adopted the following guidelines:

(1) Administration and Oversight. The Nominating and Corporate Governance Committee of the Board of Directors shall oversee and administer these guidelines, including annual progress measurement and reporting to covered individuals and to the Board.

(2) Covered Individuals. This policy is applicable to each member of the Company's board of directors and to each Company officer who has been designated by the Board of Directors as an "executive officer" for purposes of Section 16 under the Securities Exhange Act of 1934, as amended.

(3) Ownership. Individuals covered by these guidelines shall seek to accumulate, and thereafter maintain, holdings of Company stock at or above the following levels:

- Non-Employee Directors - $100,000 in stock
- Chief Executive Officer - 2x base salary
- All other Executive Officers - 1x base salary

Individuals shall seek to accumulate such holdings within a period of five (5) years following initial election as a director or appointment as an officer, as the case may be. Individuals are encouraged, but not required, to retain equity award shares (net of shares sold to pay any applicable exercise price, and associated tax obligations) to achieve ownership goals.

(4) Calculation. In calculating individual ownership levels, the Nominating and Corporate Governance Committee will determine in its discretion whether shares should be included or excluded, subject to the following:

- shares covered by outstanding options or any performance-based award will not be included;
- unvested shares of restricted stock subject solely to time and service based vesting conditions will be included; and
- shares in which an individual has a direct or indirect pecuniary interest (such as shares held by an investment fund affiliated with a covered individual) will be included.